THE NEWMAN LAW FIRM, PLLC
14 Wall Street, 20th Floor
New York, NY 10005
Phone: (212) 618-1968

WRITER’S INFORMATION
rnewman@nlawglobal.com
Direct Phone: (212) 227-7422
Direct Fax: (212) 202-6055
July 23, 2009

BY EDGAR AND HAND DELIVERY

Ms.  Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC 20549

Re:	SmartHeat Inc.
Amendment No. 1 to Form S-3 Registration Statement
File No. 333-160190

Dear Ms. Long:

This letter is submitted on behalf of SmartHeat Inc. (the “Company”) in response to comments set forth in your letter to Jun Wang, the President and Chief Executive Officer of the Company, dated July 21, 2009, commenting on the Company’s Registration Statement on Form S-3.  The Company is filing Amendment No. 1 to its Registration Statement on Form S-3 (the “Amendment”) as set forth below.

The responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your letter.  For your convenience, your comments have been reproduced below, together with the responses of the Company.  Page references in the responses in this letter refer to the pages of the Amendment.

General

1.           We note on page 4 that you may offer debt securities that are guaranteed by your subsidiaries. However, you have not identified any of your subsidiaries as registrant guarantors or registered the guarantees as a separate security in the registration statement fee table. Please advise.

Ms. Pamela Long
July 23, 2009

Response:

The Company is withdrawing the registration of debt securities on its Registration Statement on Form S-3. This comment is therefore no longer applicable.

About This Prospectus, page 1

2.           We note your statement “[s]imilarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.” Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see page 1 of the Registration Statement.

Description of Securities and Securities We May Offer, page 5

3.           In this section, please provide a description of the units you may offer. See Item 202(d) of Regulation S-K.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see page 7 of the Registration Statement.

Incorporation of Certain Documents By Reference, page 13

4.           Please revise this section to include the Form 8-K filed on July 7, 2009. Please also revise to reflect the correct years the March 31, 2009 Quarterly Report on Form 10-Q was filed and amended.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Ms. Pamela Long
July 23, 2009

Please see page 11 of the Registration Statement.

Where You Can Find Additional Information, page 14

5.           Please revise this section to provide the correct addresses for the Securities and Exchange Commission’s Headquarters and Regional Offices.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see page 12 of the Registration Statement.

Exhibits

6.           Please revise the exhibit list to include the form of rights and unit agreements.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see page II-1 of the Registration Statement.

7.           It appears that many of the documents you incorporate by reference do not reflect the correct exhibit number. For example, in Exhibit 10.2, you incorporate by reference an agreement filed in a Form 8-K, with the reference to Exhibit 10.13 rather than 10.14. Please revise the exhibit references, as appropriate.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see page II-2 of the Registration Statement.

Exhibit 4.1

8.           Please file the form of indenture, which must be qualified when the registration statement becomes effective.  See Compliance and Disclosure Interpretations- Trust indenture Act of 1939 (interpretation 201.02), available in the Corporation Finance section of our website.

Response:

The Company is withdrawing the registration of debt securities on its Registration Statement on Form S-3. This comment is therefore no longer applicable.

Ms. Pamela Long
July 23, 2009

Exhibit 5.1

9.           Please file the legal opinion relating to the unallocated shelf offering. Also confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Response:

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Please see Exhibit 5.1 attached to the Company’s Registration Statement.

The Company hereby confirms its understanding that an updated unqualified opinion of counsel shall be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing.

10.           We note that you plan to file Exhibit 25.1, Statement of Eligibility of Trustee on Form T-1, at a later date. Please note that if you rely on Section 305(b)(2) of the Trust Indenture Act of 1939, you must separately file the Form T-1 under the electronic from type 305B2. See Compliance and Disclosure Interpretations – Trust Indenture Act of 1939 (Section 220.01), available in the Corporation Finance section of our website.

Response:

The Company is withdrawing the registration of debt securities on its Registration Statement on Form S-3. This comment is therefore no longer applicable.

Undertakings, page II-3

11.           Since it appears that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939, please provide the undertaking required by Item 502(j) of Regulation S-K.

Response:

The Company is withdrawing the registration of debt securities on its Registration Statement on Form S-3. This comment is therefore no longer applicable.

If you have other questions or would like additional information, please feel free to contact the undersigned at (212) 227-7422.

Very truly yours,

/s/ Robert Newman

Robert Newman, Esq.

Cc: Mr. Jun Wang, President and Chief Executive Officer